Exhibit 99.1

Sinovac Enters Purchase Agreement with Beijing Public Health Bureau for Anflu, Sinovac's Seasonal Influenza Vaccine
Monday October 22, 8:00 am ET

BEIJING, Oct. 22 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that the Beijing Public Health Bureau has entered into an agreement with Sinovac to purchase Anflu, a split influenza vaccine developed and manufactured by Sinovac. As part of the beneficial policies for citizens of Beijing, certain Beijing citizens will have inoculation against influenza for free or with certain allowances. In order to prevent and control infectious diseases, improve public health, and conform to national inoculation regulations, the Beijing Public Health Bureau has commenced the purchase of flu vaccines and corresponding services for 2007.

Under the Bureau's plan, people over the age of 60 will be inoculated with the influenza vaccine at no charge and primary and secondary school students will be inoculated with the influenza vaccine at a charge of 20 RMB per person with allowances from the Bureau. The inoculation period is scheduled to commence in October and will last until December 2007.

The Bureau selected Sinovac's bid. Up till now 140,000 adult doses of Anflu at 34 RMB per dose were delivered to the Bureau. People in Haidian District, Dongcheng District, Changping District and Fangshan District of Beijing will be inoculated with Anflu, Sinovac's seasonal influenza vaccine. If the demand is increasing, the Bureau will order more flu vaccine.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 X871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com
               jmccargo@theruthgroup.com